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RECEIVED
MAR 2 2007
WASH. D.C. 152 SECTION

SECURITI 07001850 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XCU Capital Corporation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5962 La Place Court, Suite 210
(No and Street)

Carlsbad, (City) California (State) 92008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Hoaglin (760) 603-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Hoaglin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XCU Capital Corporation, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CA
County of SAN DIEGO
Subscribed and sworn (or affirmed) to before me this 5 day of FEB, 2007

Julie Ann Talone
Notary Public

Signature

CEO
Title



JULIE ANN TALONE
COMM. #1651589
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
COMM. EXPIRES MARCH 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XCU Capital Corporation, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006

Independent Auditor's Report

Board of Directors
XCU Capital Corporation, Inc.:

We have audited the accompanying statement of financial condition of XCU Capital Corporation, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XCU Capital Corporation, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 24, 2007

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

XCU Capital Corporation, Inc.
Statements of Financial Condition

	December 31, 2006	December 31, 2005
Assets		
Cash and cash equivalents	$ 898,184	$ 1,137,383
Commissions receivable	552,469	147,505
Deposit with clearing organization	102,708	106,362
Property and equipment, net	69,299	97,047
Receivable from related party	593,130	280,408
Receivable – other	304,829	456,980
Prepaid expenses	228,077	191,647
Deferred tax assets	172,600	109,300
Other assets	16,177	11,131
Total assets	$ 2,937,473	$ 2,537,763
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 377,834	$ 156,119
Commissions payable	596,037	243,009
Pension payable	–	45,989
Payable to related parties	176,174	41,631
Loans payable	13,082	23,211
Total liabilities	1,163,127	509,959
Stockholder's equity		
Common stock, $10 par value, 100,000 shares authorized, 13,000 shares issued and outstanding	130,000	130,000
Additional paid–in capital	2,627,431	2,627,431
Accumulated deficit	(983,085)	(729,627)
Total stockholder's equity	1,774,346	2,027,804
Total liabilities and stockholder's equity	$ 2,937,473	$ 2,537,763

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Operations

	For the Year Ended December 31,	
	2006	2005
Revenues		
Commission income	$15,134,130	$12,532,364
Marketing allowance	281,906	297,002
Interest income	69,660	64,679
Other income	216,382	272,258
Total revenues	15,702,078	13,166,303
Expenses		
Employee compensation and benefits	1,738,538	1,742,119
Commissions, trading fees and floor brokerage	12,158,889	10,220,628
Communications	25,638	27,898
Occupancy & equipment rental	166,917	147,326
Interest expense	702	1,006
Taxes, licenses and fees, other than income taxes	193,998	171,094
Other operating expenses	1,738,809	1,401,403
Total expenses	16,023,491	13,711,474
Income (loss) before income taxes	(321,413)	(545,171)
Income tax expenses (benefits)	(67,955)	(108,662)
Net income (loss)	$ (253,458)	$ (436,509)

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total
Balance at December 31, 2004	$ 130,000	$ 2,504,215	$ (293,118)	$ 2,341,097
Issuance of additional paid–in capital	–	123,216	–	123,216
Net income (loss)	–	–	(436,509)	(436,509)
Balance at December 31, 2005	$ 130,000	$ 2,627,431	$ (729,627)	$ 2,027,804
Net income (loss)	–	–	(253,458)	(253,458)
Balance at December 31, 2006	$ 130,000	$ 2,627,431	$ (983,085)	$ 1,774,346

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Cash Flows

	For the Year Ended December 31,	
	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ (253,458)	$ (436,509)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	35,579	39,757
Deferred tax assets	(63,300)	(109,300)
(Gain) loss on sale of property & equipment	–	4,642
(Increase) Decrease in assets:		
Commissions receivable	(404,964)	191,234
Deposit with clearing organization	3,654	(2,609)
Receivable – other	152,151	(456,980)
Prepaid income taxes	–	3,270
Prepaid expenses and other assets	(36,430)	(1,355)
(Decrease) increase in liabilities:		
Accounts payable and other accrued expenses	221,715	42,042
Commissions payable	353,028	(103,958)
Pension payable	(45,989)	45,989
Deferred income taxes payable	–	(1,700)
Total adjustments	215,444	(348,968)
Net cash and cash equivalents provided by (used in) operating activities	(38,014)	(785,477)
Cash flows from investing activities:		
Purchase of property and equipment	(7,831)	(13,585)
Additional deposit	(5,046)	–
Net cash and cash equivalents provided by (used in) investing activities	(12,877)	(13,585)
Cash flows from financing activities:		
Collection (issuance) of receivable from related party	(312,722)	(224,291)
Proceeds from (repayment of) payable to related parties	134,543	(17,669)
Repayment of loan payable	(10,129)	(9,840)
Proceeds from issuance of additional paid–in capital	–	123,216
Net cash and cash equivalents provided by (used in) financing activities	(188,308)	(128,584)
Net increase (decrease) in cash and cash equivalents	(239,199)	(927,646)
Cash and cash equivalents beginning of year	1,137,383	2,065,029
Cash and cash equivalents end of year	$ 898,184	$ 1,137,383

Supplemental disclosure of cash flow information:

Cash paid during the years ended December 31, 2006 and 2005, respectively

	2006	2005
Interest	$ 702	$ 1,006
Income taxes	$ 800	$ 2,338

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Notes to Financial Statements

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

XCU Capital Corporation, Inc. (the "Company") was incorporated in the State of California on April 7, 1987, under the name XCU Brokerage Services, Inc., as a broker/dealer in securities under the Securities and Exchange Act of 1934. In July of 1987 the Company changed its name to XCU Capital Corporation, Inc. The Company is a wholly-owned subsidiary of XCU Corporation, Inc. (the "Parent"), a member of the National Association of Securities Dealers, Inc. ("NASD"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as a retail broker/dealer in mutual funds and variable insurance/annuities, on a fully disclosed basis, whereby the Company does not hold customer funds or securities. The Company also earns commissions for asset management.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to thirty-nine years (39) years by the straight-line method.

Advertising costs incurred for major new campaigns are expensed in the year in which the advertising takes place. Other advertising costs are expensed when incurred. Advertising expenses for the years ended December 31, 2006 and 2005 were $85,920 and $83,519, respectively.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 in cash and securities, with Pershing LLC, A BNY Securities Group, Co., as security for its transactions with them. Interest is paid monthly on the cash balances at the average overnight repurchase agreement rate. The balances at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Cash and cash equivalents	$ 2,765	$ 7,014
U.S. Treasury Bill	99,943	99,348
Total deposit held at clearing organization	$ 102,708	$ 106,362

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	2006	2005
Furniture	$ 72,922	$ 72,922
Computers and software	201,268	193,437
Automobile	39,905	39,905
Leasehold improvements	2,165	2,165
	316,260	308,429
Accumulated depreciation	(246,961)	(211,382)
Total property and equipment, net	$ 69,299	$ 97,047

Depreciation expense for the years ended December 31, 2006 and December 31, 2005 was $35,579 and $39,757, respectively.

Note 4: RELATED PARTY TRANSACTIONS

XCU Corporation, Inc. (the "Parent"), is the holding company for XCU Capital Corporation, Inc. and Focus Insurance Agency, Inc. ("Focus"). The Company has entered into agreements with credit unions, of which most own equity interest in the Parent, which allow the Company to operate its brokerage services on their premises. Each credit union operates under a separate agreement. The Company pays a percentage of the commissions earned to the credit unions as an operating expense, included in commissions and floor brokerage.

At December 31, 2006 and 2005 the Company owed these credit unions $176,174 and $41,631, respectively, for their share of the Company's activities.

The Company shares office space, staff and equipment with the Parent and Focus. All operating expenses are paid by the Company, including rent, salaries and taxes. Expenses are then allocated between the companies monthly based on that month's activities. There is no written agreement between the companies on how the allocation is determined.

At December 31, 2006 and 2005, the Company was owed $593,130 and $272,908, respectively, from Focus for its share of the allocated operating expenses.

Note 5: PREPAID EXPENSES

The Company has included prepaid insurance, licenses and legal fees in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 6: INCOME TAXES

The significant components of deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets		
Contribution carryover	$ 800	$ 700
Net operating loss	187,600	123,500
	188,400	124,200
Deferred tax liabilities		
Accumulated depreciation	(4,700)	(7,400)
State income taxes	(11,100)	(7,500)
	(15,800)	(14,900)
Net deferred tax assets (liabilities)	$ 172,600	$ 109,300

Note 6: INCOME TAXES
(Continued)

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

As discussed in note 1, the Company is a wholly–owned subsidiary of XCU Corporation, Inc. (the "Parent"), and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expenses (benefits) at December 31, 2006 and 2005 are comprised of the following:

	2006	2005
Current income tax expense (benefit)		
Federal	$ (6,730)	$ –
State	2,075	2,338
Total current income tax expense (benefit)	(4,655)	2,338
Deferred income tax expense (benefit)		
Federal	(39,500)	(66,900)
State	(23,800)	(44,100)
Total deferred income tax expense (benefit)	(63,300)	(111,000)
Total provision for income tax expense (benefits)	$ (67,955)	$ (108,662)

Note 7: PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and were $75,929 and $82,379, for the years ended December 31, 2006 and 2005, respectively.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has a line of credit agreement with XFCU under which it may borrow up to $25,000. The line is secured by the Company's receivables. Borrowings on the line of credit bear interest at a fixed rate of 8.5%. There was no outstanding balances at December 31, 2006 and 2005.

Note 8: COMMITMENTS AND CONTINGENCIES (Continued)

Rent expense for the years ended December 31, 2006 and 2005, were $143,331 and $129,959, respectively.

In March of 2004, the Company financed an automobile. Future minimum principal payments for the automobile loan are as follows:

Year Ending December 31,		
2007	$	9,546
2008		3,536
Thereafter		–
	$	13,082

For the year's ended December 31, 2006 and 2005, the Company paid $702 and $1,006, in interest associated with this loan.

Contingencies

The Company is currently involved in a litigation involving a former officer. The Company has incurred significant legal expenses associated with this suit. However the Company expects to be reimbursed 75% of its legal fees associated with this litigation. At December 31, 2006 and 2005, the receivable – other for $304,829 and $456,980, respectively, represented the portion of these legal fees yet to be reimbursed. These financial statements contain no adjustments for the outcome of this litigation.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the National Credit Union Administration ("NCUA"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the years ended December 31, 2006 and 2005, cash balances held in financial institutions were in excess of the NCUA's insured limits. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006 and 2005, the Company's net capital of $320,741 and $845,534, exceeded the minimum net capital requirement of $77,542 and $50,000 by $243,199 and $795,534, respectively, and the Company's ratio of aggregate indebtedness ($1,163,127 and $509,959, respectively) to net capital was 3.63 to 1 and 0.60 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

XCU Capital Corporation, Inc.
Notes to Financial Statements

Note 11: RECONCILIATION OF UNAUDITED NET CAPITAL TO AUDITED FOCUS

There are differences between the computations of net capital under Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

	December 31,	
	2006	2005
Net capital per unaudited focus	$ 330,353	$ 836,675
Adjustments:		
Haircuts on U.S. Treasury Bills	(749)	247
Haircuts on money markets	55	141
Undue concentration	(8,918)	8,471
Total adjustments	(9,612)	8,859
Net capital per audited statements	$ 320,741	$ 845,534

XCU Capital Corporation, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

Computation of net capital

	December 31,	
	2006	**2005**
Stockholder's equity		
Common stock	$ 130,000	$ 130,000
Additional paid-in capital	2,627,431	2,627,431
Accumulated deficit	(983,085)	(729,627)
Total stockholder's equity	1,774,346	2,027,804
Less: Non allowable assets		
Petty cash	(265)	–
Commission receivable	(41,255)	(7,945)
Property and equipment, net	(69,299)	(97,047)
Receivable from related party	(593,130)	(280,408)
Receivable – other	(304,829)	(456,980)
Prepaid expenses	(228,077)	(191,647)
Deferred tax assets	(172,600)	(109,300)
Other assets	(16,177)	(11,131)
Total subtractions	(1,425,632)	(1,154,458)
Net capital before haircuts on securities	348,714	873,346
Less: Haircuts		
Haircuts on U.S. Treasury Bills	(1,499)	(498)
Haircuts on money markets	(17,557)	(18,782)
Undue concentration	(8,917)	(8,532)
Total haircuts	(27,973)	(27,812)
Net Capital	320,741	845,534
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	77,542	33,997
Minimum dollar net capital required	50,000	50,000
Net capital required (greater of above)	77,542	50,000
Excess net capital	$ 243,199	$ 795,534
Percentage of aggregate indebtedness to net capital	3:63 : 1	0.60 : 1

There were differences between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated December 31, 2006 and 2005. See Note 11.

See independent auditor's report.

XCU Capital Corporation, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to XCU Capital Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

XCU Capital Corporation, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to XCU Capital Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

XCU Capital Corporation, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
XCU Capital Corporation, Inc.

In planning and performing our audit of the financial statements of XCU Capital Corporation, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 24, 2007

END